Exhibit 99.1

Aeterna Zentaris Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

CHARLESTON, S.C., January 26, 2022 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) has notified the Company that it has been granted an additional 180 calendar day period, through July 23, 2022, to evidence compliance with the US$1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market.

If at any time before July 23, 2022, the bid price for the Company’s common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (and generally not more than 20 consecutive business days, in Nasdaq’s discretion), it is expected that Nasdaq would provide formal notice that the Company has regained compliance with the bid price requirement.

In the event the Company does not evidence compliance with the minimum bid price requirement during the 180-day grace period, it is expected that Nasdaq would notify the Company that its shares are subject to delisting. At such time, the Company may appeal such determination to a Nasdaq Hearings Panel (the “Panel’) and it is expected that the Company’s securities would continue to be listed and available to trade on Nasdaq at least pending the completion of the appeal process. There can be no assurance that any such appeal would be successful or that the Company would be able to evidence compliance with the terms of any extension that may be granted by the Panel.

The Nasdaq notification letter does not impact the Company’s compliance or listing status on the Toronto Stock Exchange.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” “would” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties, and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include those relating to Aeterna’s ability to regain compliance with the Nasdaq’s minimum bid price requirement, any decision of Nasdaq with respect thereto as well as the consequences for failing to do so, including the period during which any appeal to the Panel is pending.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, the price of Aeterna’s shares on Nasdaq may not may not meet Nasdaq’s minimum bid price requirement at all or for a sufficient number of trading days prior to July 23, 2022 in order for Nasdaq to determine that the Company has met the minimum bid price requirements, our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com